#262884
                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                              ____________

                              SCHEDULE 13D

                UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 3)

                             PHOTOCOMM, INC.
______________________________________________________________________
                             (Name of Issuer)

                     Common Stock Par Value $.10 Each
______________________________________________________________________
                      (Title of Class of Securities)

                               719319-10-5
______________________________________________________________________
                              (CUSIP Number)

                         Jill B. W. Sisson, Esq.
                      General Counsel and Secretary
                          ACX Technologies, Inc.
                     16000 Table Mountain Parkway
                         Golden, Colorado 80403

                             (303)  271-7000
______________________________________________________________________
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            January 31, 1997
______________________________________________________________________
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /X/.

Check the following box if a fee is being paid with the statement / /.

______________________________________________________________________
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  ACX Technologies, Inc.*

  * The Common Stock is being acquired by Golden Technologies Company, Inc., which is a wholly owned subsidiary of ACX Technologies, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (a) / X /

  (b) /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
  WC; 00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or     2(e).
                      /  /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Colorado

                              7 SOLE VOTING POWER
                                   - 8,642,447 -*
 NUMBER OF
  SHARES                      8 SHARED VOTING POWER
BENEFICIALLY                          - 0 -*
  OWNED BY
   EACH                       9 SOLE DISPOSITIVE POWER
 REPORTING                         - 8,642,447 -*
  PERSON
   WITH                      10 SHARED DISPOSITIVE POWER
                                      - 0 -*

                                *  See Item 5(b) of Amendment No. 2.

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   8,642,447 (see Item 5(a) of Amendment No. 2)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES.      /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   53.1 percent (see Item 5)

14 TYPE OF REPORTING PERSON
   CO
______________________________________________________________________

ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 3 to the Schedule 13D dated August 16, 1996 (the "Schedule 13D"), as previously amended by Amendment No. 2 dated November 21, 1996, relates to the common stock par value $.10 (the "Common Stock") of Photocomm, Inc. (the "Company"), whose principal executive offices are located at 7681 E. Gray Road, Scottsdale, Arizona 85260. The Company is engaged primarily in the development, manufacturing and marketing of photovoltaic (solar electric) power systems and related products.

ITEM 4.  PURPOSE OF TRANSACTION

As previously reported on November 19, 1996, Golden Technologies Company, Inc. ("GTC") signed a Stock Purchase Agreement (the "Agreement") with the Company and The New World Power Corporation ("NWP") pursuant to which GTC agreed to acquire, subject to conditions set forth in the Agreement, 6,612,447 shares of Common Stock of the Company from NWP and 2,000,000 shares of Common Stock directly from the Company or, if the Company elected, up to 1,000,000 shares from certain senior executives of the Company and Programmed Land, Inc. ("PLI"), a shareholder and the balance from the Company.

The purchase occurred on November 21, 1996. NWP sold 6,612,447 shares for an aggregate price of $11,292,500; 1,000,000 shares were sold by the Company and 450,000 shares of Common Stock were sold by each of Robert Kauffman and PLI and 50,000 shares were sold by each of Thomas C. LaVoy and Myron Anduri. All shares were purchased for $2.75 per share. Following the acquisition of the Common Stock pursuant to the Agreement, GTC owned approximately 53.1 percent of the issued and outstanding Common Stock.

Three board members of the Company designated by NWP resigned from the Company's board of directors and were replaced by designees of GTC, Jeffrey H. Coors, John K. Coors and Jed J. Burnham. One other director resigned. Accordingly, GTC selected three of six directors of the Company.

At the Annual Meeting of Shareholders held on January 31, 1997, four designees of GTC, Jed J. Burnham, Jeffrey H. Coors, John K. Coors and Gerrit J. Wolfaardt and three designees of the Company were elected to the Board of Directors. Jeffrey H. Coors was elected Chairman of the Board. In addition, the following GTC designees were elected as officers of the Company: John K. Coors, President and Chief Executive Officer; Jeffrey C. Brines, Vice President, Chief Financial Officer and Secretary; and J. Michael Davis, Vice President.

On February 3, 1997, the Board of Directors changed its certifying accountant by appointing Price Waterhouse LLP as independent accountants and the Company changed its fiscal year end to a calendar year ending on December 31 of each year. The transition period from September 1, 1996 to December 31, 1996 will be reported on Form 10-Q.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Pursuant to Rule 13d-1(f)(2) this Schedule 13D is filed jointly on behalf of each of ACX Technologies, Inc. and Golden Technologies
Company, Inc.

Dated:  February 5, 1997



/s/ Jill B.W. Sisson
____________________________________
ACX Technologies, Inc.
By: Jill B.W. Sisson
    Secretary

/s/ Jill B.W. Sisson
____________________________________
Golden Technologies Company, Inc.
By: Jill B.W. Sisson
    Assistant Secretary